Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

AGNICO-EAGLE ANNOUNCES SALE OF QUEENSTON SHARES

Toronto (November 26, 2012) - Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM) (“Agnico-Eagle” or the “Company”) announced today that it has entered into an agreement (the “Purchase Agreement”) to sell 7,795,574 common shares (the “Shares”) of Queenston Mining Inc. (“Queenston”) to Osisko Mining Corporation (“Osisko”) for cash consideration of C$5.43 per Share.  The Shares represent approximately 9.21% of the issued and outstanding Shares.  Upon the closing of the transaction, which is expected to occur on November 29, 2012, Agnico-Eagle will hold no Shares.

Agnico-Eagle holds warrants to purchase 3,301,887 Shares at an exercise price of C$6.45 per Share, representing approximately 3.76% of the issued and outstanding Shares on a partially-diluted basis.

Under the Purchase Agreement, Agnico-Eagle has agreed to deliver a proxy instructing that the Shares be voted in favour of the arrangement transaction between Queenston and Osisko.

Agnico-Eagle disposed of the Shares in the ordinary course of business as they were a non-core asset of Agnico-Eagle.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  Agnico-Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Forward-looking statements

The information in this news release has been prepared as at November 26, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “expected”, “will” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to the date of closing of the sale of the Shares and Agnico-Eagle’s ownership of Shares following that date.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico-Eagle. Agnico-Eagle disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

Further Information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com or call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico-Eagle with the Canadian securities regulatory authorities relating to the sale of the Shares, contact Dmitry Kushnir, Corporate Director, Investor Relations at (416) 947-1212.